TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 990 thousand units, or 85.4%, to 2,148 thousand units in FY2022 first quarter (the first quarter ended June 30, 2021) compared with FY2021 first quarter (the first quarter ended June 30, 2020) mainly due to a decline of the automotive market in FY2021 affected by the global spread of COVID-19. Vehicle unit sales in Japan increased by 116 thousand units, or 30.1%, to 500 thousand units in FY2022 first quarter compared with FY2021 first quarter. Overseas vehicle unit sales increased by 874 thousand units, or 113.0%, to 1,648 thousand units in FY2022 first quarter compared with FY2021 first quarter.

The results of operations for FY2022 first quarter were as follows:

Sales revenues	¥7,935.5 billion	(an increase of ¥3,334.7 billion or 72.5% compared with FY2021 first quarter)

Operating income	¥997.4 billion	(an increase of ¥983.5 billion or 7065.9% compared with FY2021 first quarter)

Income before income taxes	¥1,257.2 billion	(an increase of ¥1,138.9 billion or 963.3% compared with FY2021 first quarter)

Net income attributable to Toyota Motor Corporation	¥897.8 billion	(an increase of ¥738.9 billion or 465.2% compared with FY2021 first quarter)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥940.0 billion

Effects of changes in exchange rates	an increase of ¥140.0 billion

Cost reduction efforts	a decrease of ¥5.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥25.0 billion

Other	a decrease of ¥66.5 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥3,264.8 billion, or 82.1%, to ¥7,241.2 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥866.6 billion to ¥780.0 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥43.8 billion, or 8.2%, to ¥578.8 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥103.7 billion, or 112.5%, to ¥196.0 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to the increase in financing margin and decrease in expenses related to credit losses and residual value losses in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥35.1 billion, or 17.0%, to ¥241.2 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥12.3 billion, or 132.2%, to ¥21.6 billion in FY2022 first quarter compared with FY2021 first quarter.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥1,420.9 billion, or 53.1%, to ¥4,096.6 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥441.1 billion, or 569.7%, to ¥518.5 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	North America:

Sales revenues in North America increased by ¥1,493.8 billion, or 108.2%, to ¥2,875.0 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥317.4 billion to ¥248.8 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iii)	Europe:

Sales revenues in Europe increased by ¥515.5 billion, or 109.4%, to ¥986.9 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥52.0 billion to ¥30.0 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iv)	Asia:

Sales revenues in Asia increased by ¥625.4 billion, or 69.0%, to ¥1,531.9 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥123.8 billion, or 289.3%, to ¥166.6 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥406.9 billion, or 144.7%, to ¥688.2 billion in FY2022 first quarter compared with FY2021 first quarter, and operating income increased by ¥77.1 billion to ¥65.3 billion in FY2022 first quarter compared with FY2021 first quarter. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2021	June 30, 2021
Assets
Current assets
Cash and cash equivalents		5,100,857	5,013,426
Trade accounts and other receivables		2,958,742	2,889,722
Receivables related to financial services		6,756,189	6,561,573
Other financial assets		4,215,457	2,861,753
Inventories		2,888,028	3,098,874
Income tax receivable		112,458	108,946
Other current assets		745,070	890,195

Total current assets		22,776,800	21,424,490

Non-current assets
Investments accounted for using the equity method		4,160,803	4,269,682
Receivables related to financial services		12,449,525	12,739,826
Other financial assets		9,083,914	9,299,118
Property, plant and equipment
Land		1,345,037	1,342,917
Buildings		4,999,206	5,044,078
Machinery and equipment		12,753,951	12,839,895
Vehicles and equipment on operating leases		6,203,721	6,305,745
Construction in progress		675,875	659,959

Total property, plant and equipment, at cost		25,977,791	26,192,594

Less - Accumulated depreciation and impairment losses		(14,566,638)	(14,634,579)

Total property, plant and equipment, net		11,411,153	11,558,015

Right of use assets		390,144	384,224
Intangible assets		1,108,634	1,100,561
Deferred tax assets		336,224	310,632
Other non-current assets		549,942	564,603

Total non-current assets		39,490,339	40,226,659

Total assets		62,267,140	61,651,149

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2021	June 30, 2021
Liabilities
Current liabilities
Trade accounts and other payables		4,045,939	3,769,291
Short-term and current portion of long-term debt		12,212,060	10,529,725
Accrued expenses		1,397,140	1,409,823
Other financial liabilities		763,875	756,539
Income taxes payable		350,880	427,281
Liabilities for quality assurance		1,482,872	1,454,227
Other current liabilities		1,207,700	1,282,132

Total current liabilities		21,460,466	19,629,020

Non-current liabilities
Long-term debt		13,447,575	13,935,172
Other financial liabilities		323,432	292,718
Retirement benefit liabilities		1,035,096	1,042,428
Deferred tax liabilities		1,247,220	1,258,596
Other non-current liabilities		465,021	476,314

Total non-current liabilities		16,518,344	17,005,228

Total liabilities		37,978,811	36,634,248

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		497,275	497,379
Retained earnings		24,104,176	24,655,333
Other components of equity		1,307,726	1,496,510
Treasury stock		(2,901,680)	(2,923,231)

Total Toyota Motor Corporation shareholders’ equity		23,404,547	24,123,041

Non-controlling interests		883,782	893,861

Total shareholders’ equity		24,288,329	25,016,901

Total liabilities and shareholders’ equity		62,267,140	61,651,149

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Sales revenues
Sales of products	VIII	4,069,855	7,362,417
Financial services	VIII	530,941	573,140

Total sales revenues	VIII	4,600,796	7,935,558

Costs and expenses
Cost of products sold		3,726,300	6,014,841
Cost of financial services		325,068	271,078
Selling, general and administrative		535,508	652,150

Total costs and expenses		4,586,876	6,938,068

Operating income		13,920	997,489

Share of profit (loss) of investments accounted for using the equity method		(12,572)	161,483
Other finance income		114,789	72,065
Other finance costs		(10,012)	(7,484)
Foreign exchange gain (loss), net		8,510	25,921
Other income (loss), net		3,599	7,746

Income before income taxes		118,233	1,257,220

Income tax expense		(31,214)	330,679

Net income		149,448	926,540

Net income attributable to
Toyota Motor Corporation		158,843	897,832
Non-controlling interests		(9,396)	28,708

Net income		149,448	926,540

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	56.87	321.13

Diluted	IX	56.87	321.11

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Net income		149,448	926,540
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		144,082	1,565
Remeasurements of defined benefit plans		(1,578)	(4,361)
Share of other comprehensive income of equity method investees		(86,421)	61,695

Total of items that will not be reclassified to profit (loss)		56,084	58,899

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		65,319	78,998
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		4,014	11,224
Share of other comprehensive income of equity method investees		(41,707)	70,200

Total of items that may be reclassified subsequently to profit (loss)		27,626	160,422

Total other comprehensive income, net of tax		83,709	219,322

Comprehensive income		233,157	1,145,862

Comprehensive income for the period attributable to
Toyota Motor Corporation		226,258	1,117,394
Non-controlling interests		6,899	28,469

Comprehensive income		233,157	1,145,862

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2020

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	158,843	—	—	158,843	(9,396)	149,448
Other comprehensive income, net of tax		—	—	—	67,415	—	67,415	16,295	83,709

Total comprehensive income		—	—	158,843	67,415	—	226,258	6,899	233,157

Transactions with owners and other
Dividends paid	VII	—	—	(331,938)	—	—	(331,938)	(17,932)	(349,870)
Repurchase of treasury stock		—	—	—	—	(13)	(13)	—	(13)
Reissuance of treasury stock		—	15,031	—	—	185,542	200,573	—	200,573
Change in scope of consolidation		—	—	—	—	—	—	67,331	67,331
Equity transactions and other		—	163	—	—	—	163	17,316	17,478

Total transactions with owners and other		—	15,193	(331,938)	—	185,529	(131,216)	66,715	(64,501)

Reclassification to retained earnings		—	—	12,756	(12,756)	—	—	—	—

Balances at June 30, 2020		397,050	504,527	22,073,722	640,208	(2,901,577)	20,713,930	793,737	21,507,667

For the first quarter ended June 30, 2021
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	897,832	—	—	897,832	28,708	926,540
Other comprehensive income, net of tax		—	—	—	219,561	—	219,561	(240)	219,322

Total comprehensive income		—	—	897,832	219,561	—	1,117,394	28,469	1,145,862

Transactions with owners and other
Dividends paid	VII	—	—	(377,453)	—	—	(377,453)	(19,494)	(396,947)
Repurchase of treasury stock		—	—	—	—	(21,600)	(21,600)	—	(21,600)
Reissuance of treasury stock		—	34	—	—	49	83	—	83
Equity transactions and other		—	70	—	—	—	70	1,104	1,174

Total transactions with owners and other		—	104	(377,453)	—	(21,551)	(398,900)	(18,389)	(417,290)

Reclassification to retained earnings		—	—	30,778	(30,778)	—	—	—	—

Balances at June 30, 2021		397,050	497,379	24,655,333	1,496,510	(2,923,231)	24,123,041	893,861	25,016,901

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first quarter ended June 30, 2020	For the first quarter ended June 30, 2021
Cash flows from operating activities
Net income		149,448	926,540
Depreciation and amortization		398,044	439,778
Interest income and interest costs related to financial services, net		(47,617)	(83,022)
Share of profit (loss) of investments accounted for using the equity method		12,572	(161,483)
Income tax expense		(31,214)	330,679
Changes in operating assets and liabilities, and other		134,000	(588,367)
Interest received		173,382	198,692
Dividends received		190,101	241,885
Interest paid		(101,457)	(89,881)
Income taxes paid, net of refunds		(204,007)	(255,863)

Net cash provided by (used in) operating activities		673,252	958,958

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(358,358)	(335,088)
Additions to equipment leased to others		(386,686)	(739,484)
Proceeds from sales of fixed assets excluding equipment leased to others		12,650	9,996
Proceeds from sales of equipment leased to others		265,751	419,887
Additions to intangible assets		(74,804)	(64,515)
Additions to public and corporate bonds and stocks		(592,187)	(868,405)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		593,473	640,954
Other, net	X	202,544	1,563,755

Net cash provided by (used in) investing activities		(337,617)	627,100

Cash flows from financing activities
Increase (decrease) in short-term debt		(213,223)	(80,929)
Proceeds from long-term debt		3,982,675	2,128,592
Payments of long-term debt		(1,284,411)	(3,320,588)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(331,938)	(377,453)
Dividends paid to non-controlling interests		(17,932)	(19,494)
Reissuance (repurchase) of treasury stock		199,986	(21,517)

Net cash provided by (used in) financing activities		2,335,157	(1,691,389)

Effect of exchange rate changes on cash and cash equivalents		32,319	17,901

Net increase (decrease) in cash and cash equivalents		2,703,111	(87,430)

Cash and cash equivalents at beginning of period		4,098,450	5,100,857

Cash and cash equivalents at end of period		6,801,561	5,013,426

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. The condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2021, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on August 4, 2021 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Significant accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first quarter ended June 30, 2020:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	3,969,038	530,941	100,817	—	4,600,796
Inter-segment revenues and transfers	7,397	4,035	105,272	(116,704)	—

Total	3,976,435	534,976	206,088	(116,704)	4,600,796
Operating expenses	4,063,010	442,694	196,768	(115,596)	4,586,876

Operating income (loss)	(86,574)	92,282	9,320	(1,108)	13,920

For the first quarter ended June 30, 2021:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,233,324	573,140	129,094	—	7,935,558
Inter-segment revenues and transfers	7,921	5,712	112,131	(125,765)	—

Total	7,241,245	578,852	241,225	(125,765)	7,935,558
Operating expenses	6,461,150	382,776	219,581	(125,439)	6,938,068

Operating income	780,095	196,076	21,644	(325)	997,489

Accounting policies applied by each segment is in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first quarter ended June 30, 2020:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	1,695,703	1,352,655	444,732	839,311	268,396	—	4,600,796
Inter-segment revenues and transfers	979,996	28,482	26,720	67,194	12,826	(1,115,219)	—

Total	2,675,699	1,381,138	471,452	906,505	281,221	(1,115,219)	4,600,796
Operating expenses	2,598,272	1,449,737	493,420	863,702	292,944	(1,111,198)	4,586,876

Operating income (loss)	77,427	(68,599)	(21,968)	42,803	(11,722)	(4,021)	13,920

For the first quarter ended June 30, 2021:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,150,774	2,813,461	942,080	1,373,730	655,512	—	7,935,558
Inter-segment revenues and transfers	1,945,888	61,561	44,916	158,270	32,699	(2,243,334)	—

Total	4,096,661	2,875,022	986,997	1,531,999	688,211	(2,243,334)	7,935,558
Operating expenses	3,578,118	2,626,171	956,924	1,365,387	622,824	(2,211,356)	6,938,068

Operating income	518,543	248,851	30,073	166,612	65,387	(31,978)	997,489

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first quarter ended June 30,
	2020	2021
Japan	1,312,764	1,652,916
North America	1,367,270	2,859,747
Europe	424,328	894,249
Asia	975,020	1,446,752
Other	521,415	1,081,894

Total	4,600,796	7,935,558

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows;

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair values of receivables related to financial services are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services are classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 28% and 72% (as of March 31, 2021) and 27% and 73% (as of June 30, 2021) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 89% (as of March 31, 2021) and 88% (as of June 30, 2021) of stocks that Toyota holds. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts are classified as Level 2.

The fair values of the secured loans entered into in connection with securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the fair value of these secured loans are classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	22,926	28,269	8,406	59,600
Stocks	—	—	317,101	317,101
Derivative financial instruments	—	282,364	—	282,364
Other	366,570	123,255	—	489,824

Total	389,495	433,887	325,506	1,148,889

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,075,042	2,981,239	19,218	6,075,498
Stocks	2,623,964	—	321,816	2,945,780
Other	7,986	—	—	7,986

Total	5,706,991	2,981,239	341,034	9,029,264

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(425,980)	—	(425,980)

Total	—	(425,980)	—	(425,980)

	Yen in millions
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	46,085	97,986	2,585	146,656
Stocks	—	—	319,050	319,050
Derivative financial instruments	—	290,205	—	290,205
Other	261,007	151,072	—	412,079

Total	307,092	539,264	321,635	1,167,991

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,077,655	3,196,322	19,507	6,293,484
Stocks	2,746,600	—	290,862	3,037,461
Other	8,064	—	—	8,064

Total	5,832,319	3,196,322	310,369	9,339,009

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(292,002)	—	(292,002)

Total	—	(292,002)	—	(292,002)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended June 30, 2020 and 2021:

	Yen in millions
	For the first quarter ended June 30, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,931	370,452	—	403,383
Total gains (losses)
Net income (loss)	28	(1,527)	—	(1,499)
Other comprehensive income (loss)	691	1,266	—	1,957
Purchases and issuances	49	3,027	—	3,077
Sales and settlements	(1,617)	(150)	—	(1,767)
Others	749	4,698	—	5,447

Balance at end of period	32,831	377,767	—	410,598

	Yen in millions
	For the first quarter ended June 30, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	167	(375)	—	(208)
Other comprehensive income (loss)	—	(15,334)	—	(15,334)
Purchases and issuances	782	1,575	—	2,357
Sales and settlements	(1,374)	(105)	—	(1,479)
Transfer from Level 3	(5,834)	(64,469)	—	(70,304)
Others	728	49,704	—	50,432

Balance at end of period	22,092	609,912	—	632,004

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities. “Others” includes foreign currency translation adjustments for the first quarter ended June 30, 2020 and 2021.

Transfer from Level 3 of stocks recognized in the first quarter ended June 30, 2021 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2021
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	19,205,715	—	—	19,939,810	19,939,810
Interest-bearing liabilities
Long-term debt (Including current portion)	20,718,142	—	17,749,022	3,244,912	20,993,934

	Yen in millions
	June 30, 2021
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	19,301,398	—	—	19,947,915	19,947,915
Interest-bearing liabilities
Long-term debt (Including current portion)	19,822,562	—	16,831,237	3,278,144	20,109,381

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows;

For the first quarter ended June 30, 2020

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020

For the first quarter ended June 30, 2021
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first quarter ended June 30,
	2020	2021
Sales of products
Automotive
Vehicles	3,165,032	6,053,670
Parts and components for production	263,909	355,717
Parts and components for after service	402,607	571,203
Other	137,490	252,733

Total automotive	3,969,038	7,233,324
All other	100,817	129,094

Total sales of products	4,069,855	7,362,417
Financial services	530,941	573,140

Total sales revenues	4,600,796	7,935,558

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first quarter ended June 30, 2020
Net income attributable to Toyota Motor Corporation	158,843

Basic earnings per share attributable to Toyota Motor Corporation	158,843	2,793,274	56.87
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	158,843	2,793,274	56.87

For the first quarter ended June 30, 2021
Net income attributable to Toyota Motor Corporation	897,832

Basic earnings per share attributable to Toyota Motor Corporation	897,832	2,795,810	321.13
Effect of dilutive securities
Model AA Class Shares	23	249

Diluted earnings per share attributable to Toyota Motor Corporation	897,855	2,796,059	321.11

For the first quarter ended June 30, 2020, the 47,100 thousand Model AA Class Shares were not included in the computation of diluted earnings per share attributable to Toyota Motor Corporation because the Model AA Class Shares were antidilutive.

At a meeting of its Board of Directors held on December 14, 2020, TMC has resolved to exercise its cash call option to acquire all outstanding Model AA Class Shares and, subject to such acquisition, to cancel all Model AA Class Shares pursuant to Article 178 of the Companies Act of Japan. The acquisition took place on April 2, 2021, and the cancellation was completed on April 3, 2021.

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥1,604,506 million for the first quarter ended June 30, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of June 30, 2021 is ¥3,768,340 million. Liabilities for guarantees totaling ¥19,170 million have been provided as of June 30, 2021. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States relating to Takata airbag issues. The actions in Mexico, Australia, Israel, and Brazil are being litigated. The actions by states or territories of the United States have been resolved.

As previously disclosed, Toyota entered into a consent decree on January 14, 2021 with the U.S. EPA, the Department of Justice (“DOJ”) and the Civil Division of the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) to resolve investigations stemming from a self-reported process gap in fulfilling certain emissions defect information reporting requirements. Under the consent decree, Toyota agreed to pay, and has paid, a $180 million civil penalty and to comply with certain additional periodic reporting requirements. The U.S. District Court for the Southern District of New York approved the consent decree on April 2, 2021.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the DOJ, and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XII.	Additional information

TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split, at a meeting of its Board of Directors held on May 12th, 2021.

(1) Purpose of the stock split

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

(2) Stock split method

The record date for the stock split will be September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date will be split into five shares.

(3) Increase in number of shares as a result of the stock split

Number of shares outstanding prior to the stock split: 3,262,997,492 shares

Increase in total number of issued shares as a result of this stock split: 13,051,989,968 shares

Number of issued shares after the stock split: 16,314,987,460 shares

Total number of authorized shares after the stock split: 50,000,000,000 shares

(4) Stock split schedule

Date of public notice of the record date: September 14, 2021(Scheduled)

Record date: September 30, 2021(Scheduled)

Effective date: October 1, 2021(Scheduled)

(5) Partial amendment to articles of incorporation

Due to the stock split described above, TMC will partially amend its Articles of Incorporation, to increase the total number of shares which the Corporation is authorized to issue from ten billion (10,000,000,000) to fifty billion (50,000,000,000), effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

(6) Impact on per share information

Per share information assuming that the stock split was performed at the beginning of the first quarter ended June 30, 2020 is as follows:

	Yen
	For the first quarter ended June 30,
	2020	2021
Basic earnings per share attributable to Toyota Motor Corporation	11.37	64.23
Diluted earnings per share attributable to Toyota Motor Corporation	11.37	64.22
Toyota Motor Corporation shareholders’ equity per share	1,481.70	1,726.93